

2003 Report to Shareholders

ATK

An aerospace and defense company serving the requirements of today and meeting the needs of tomorrow





Precision

Precision Systems Group

Technologies and capabilities for precision strike and precision fire



Power

Aerospace Group

The world's leading supplier of solid propulsion systems



Performance

Ammunition and Related Products Group

The nation's largest supplier of ammunition



CONTENTS

2003 REPORT TO SHAREHOLDERS

BUSINESS REVIEWS

BUSINESS GROUP PROFILES

THE NUMBERS

AT THE HELM



We dedicate this 2003 Annual Report to America's best and bravest . . . the men and women in our nation's armed forces who along with their coalition partners took part in Operation Iraqi Freedom, including those ATK employees whose military reserve units were called to active duty during the conflict.

Photo above: U.S. Marines from Task Force Tarawa attack the Iraqi 23rd Infantry Brigade in the Southern Iraqi city of An Nasiriyah on March 24, 2003.

Summary Financial Information. The condensed presentation of financial highlights and selected financial data on the following pages is intended only as a convenient reference. ATK's Fiscal Year 2003 Form 10-K Annual Report filed with the Securities and Exchange Commission includes, among other things, the audited consolidated financial statements and notes thereto, and management's discussion and analysis of financial condition and results of operations. The Form 10-K Annual Report also identifies important contingency and risk factors. Therefore, the following information should be read together with the Form 10-K Annual Report for a complete understanding of the company's financial position, results of operations, cash flows, and changes in equity. A copy of the Fiscal Year 2003 Form 10-K Annual Report is included with this document. It also may be obtained by calling the ATK corporate headquarters telephone number listed under Corporate Information on page 25.

Forward-Looking Statements. The forecasts, projections, expectations, and opportunities for anticipated orders, sales, cash flow, operating costs, and earnings included in this annual report are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from anticipated results, including unforeseen delays in NASA's Space Shuttle program, changes in governmental spending and budgetary policies, economic conditions, the company's competitive environment, the timing of awards and contracts, the outcome of contingencies, including litigation and environmental remediation, program performance, and sales projections, in addition to other factors identified in ATK's filings with the Securities and Exchange Commission.



ATK
ALLIANT TECHSYSTEMS

HIGHLIGHTS 2003

Strategic Acquisitions



• **May 2002** — The ordnance business of The Boeing Company, Mesa, Arizona, a leading producer of medium-caliber gun systems for ground, sea, and air platforms. Renamed ATK Gun Systems and integrated into the Precision Systems Group. • **October 2002** — The assets of Science and Applied Technology, Inc., Woodland Hills, California. Core business is the design, engineering, development, and testing of precision-guided military weapons systems, including the Advanced Anti-Radiation Guided Missile (AARGM). Renamed ATK Missile Systems and integrated into the Precision Systems Group. • **January 2003** — Composite Optics, Inc., San Diego, California, a leading supplier of advanced composite products for the space and aerospace markets. Integrated into the Aerospace Group.

Precision Demonstrations

The Precision Systems Group successfully conducted a number of major technology demonstrations on key precision weapons development programs that have the potential to provide a significant production revenue stream in the future. They include the Autonomous Naval Support Round, the Mid-Range Munition, the Advanced Anti-Radiation Guided Missile, the Quick Bolt Advanced Concept Technology Demonstration program, and the STANDARD Missile-3 sea-based ballistic missile defense system.



Brand Marketing


FEDERAL
PREMIUM
AMMUNITION
STEEL
ULTRA-SHOK

The Ammunition and Related Products Group launched major commercial marketing and sales initiatives during FY03 aimed at establishing its Federal® product line as a powerful consumer name in hunting and sporting ammunition and expanding its network of retail dealers. The group implemented a Federal re-branding strategy involving a new logo and packaging and expanded consumer information — all designed to leverage its leadership position in premium hunting and shooting ammunition. It also enrolled more than 1,100 key dealers across the U.S. in its Outfitter Dealer Program, which serves as a vital link between ATK and consumers by providing retail outlets with co-op advertising and exclusive promotions to create demand for its products.

Financial Results

A SOLID FY03

Our businesses turned in another year of solid operating performance in FY03, posting financial results that exceeded expectations — including strong growth in earnings per share and sales.

EARNINGS PER SHARE


$2.13
$2.45
$3.27
FY01
FY02
FY03

FY03 diluted earnings per share from continuing operations rose to $3.27 from $2.45 a year ago, with higher sales and improved margins driving the growth.

SALES


(in billions)
$1.142
$1.802
$2.172
FY01
FY02
FY03

FY03 sales increased 21 percent to $2.172 billion from $1.802 billion last year on organic growth in core businesses and new revenues from acquired businesses.

STRATEGIC REVIEW CHAIRMAN AND CEO PAUL DAVID MILLER

FIREPOWER



Serving the requirements of today . . . meeting the needs of tomorrow.

ATK made significant advances on all fronts in FY03, delivering financial results that exceeded expectations, executing key strategic acquisitions, and putting in place a strong leadership team for the future.

Our businesses turned in another year of solid operating performance, posting higher sales, improved earnings, and strong cash flow. Earnings per share from continuing operations increased to $3.27 from $2.45 a year ago on sales of $2.172 billion — up 21 percent from $1.802 billion last year. Cash provided by operating activities less capital expenditures rose to $142 million from $119 million — enabling us to reduce our debt by $47 million while completing three cash acquisitions at a cost of approximately $145 million.

On the strategic front, we continued to build on the previous year's acquisitions of ATK Thiokol Propulsion and our commercial ammunition and related products business, which have given us national franchises in solid propulsion and ammunition. Our FY03 acquisitions — ATK Gun Systems, ATK Missile Systems, and Composite Optics, Inc. — are laying the groundwork for future franchises in precision systems and composite structures.

Solid business execution

Each of our three business groups — Precision Systems, Aerospace, and Ammunition and Related Products — made great strides in FY03.

- The formation of the Precision Systems Group a year ago and the subsequent acquisition of ATK Missile Systems have put us in a strong position to move up to the next level in important growth areas like national missile defense and advanced air-to-ground missiles and gun-launched munitions.
- The Aerospace Group continued to successfully leverage its world leadership position in solid propulsion to become a major supplier of propulsion systems for ground-based missile defense interceptors and strategic missiles. The acquisition and integration of Composite Optics, Inc. and strong growth in our core composite space structures business have made ATK the world leader in this specialized niche market.

• The Ammunition and Related Products Group achieved tremendous success in integrating its commercial businesses following their acquisition in 2001, improving profitability, operating efficiencies, and sales and marketing programs.

Serving the requirements of today ... meeting the needs of tomorrow

We are building for the future on a solid foundation of legacy programs that are serving the requirements of our customers today — but more importantly, providing the technologies and capabilities to meet their needs for tomorrow.

Our long heritage in the design, development, and manufacturing of ammunition, fuzing, and propellant is serving as a springboard for our entry into gun-launched and air-launched precision-fire and precision-strike weapons. Major growth opportunities exist in this business area as the Department of Defense adds significant dollars to its budgets for precision systems that provide increased lethality and accuracy, improved weapon impact assessment, and greater standoff capability.

In early FY04, we were awarded a $223 million contract to continue development of the U.S. Navy's precision-strike Advanced Anti-Radiation Guided Missile (AARGM). The contract marks a significant milestone for ATK — the first time we will operate as the prime contractor on a major missile program.

We are pursuing three other precision programs that have the potential to transform ATK into a systems-level prime contractor: the Autonomous Naval Support Round, the Mid-Range Munition, and the Precision-Guided Mortar Munition.

Building on our world leadership position in solid propulsion systems, we have become the nation's leading provider of solid boost, upper-stage, and control systems for ground-based and sea-based missile defense applications. We are participating across the entire spectrum of the missile defense mission — from the kinetic energy boost phase through mid-course and terminal intercept.

We will continue to bolster our legacy capabilities with strategic acquisitions like ATK Missile Systems, which filled in key technology gaps in our precision systems business — enabling us to pursue programs not possible only a year ago.

A leadership team for today and tomorrow

In early FY04, we announced an executive leadership succession plan aimed at continuing our strong performance. Under the plan, I will turn over my responsibilities as Chief Executive Officer to Dan Murphy, Group Vice President, Precision Systems, on October 1, 2003, while continuing to serve as Chairman of the Board of Directors. I intend to be an active, working Chairman, retaining responsibility for FY04 financial results and helping Dan and the rest of the ATK team throughout the transition period.

As both a military leader and a business leader, I have always been committed to leaving an organization in a stronger position than when I took over — and to ensuring that the right leadership is in place to continue moving forward. This plan is a reflection of that commitment.

Over the past year, we have put together a solid team of aggressive, experienced leaders who have the right mix of industry expertise and military experience to continue our performance momentum. I am confident they will continue to successfully execute our proven business model and provide value to our customers, shareholders, and employees today ... and tomorrow.

I'm very proud of the chosen new leadership team..... We are working hard to continue ATK business growth and operational efficiency.
There is no stronger ATK commitment, however, than to ensuring investor confidence.... as last year the CEO's report keys on this very important and timely issue... Please take a close look.
We appreciate greatly your support of and interest in ATK.
P.D.H.

OPERATIONS REVIEW

MAINTAINING OPERATING EXCELLENCE



Nick Vlahakis, Senior Vice President and Chief Operating Officer

Whether it is a military operation, a space launch, or a police action involving ammunition, they all serve as reminders of the importance of maintaining operational excellence. Our customers rely on us for mission success — and mission safety. That's why it is critical that our products are of the highest quality and perform consistently time after time.

Operational excellence is important to our other stakeholders as well. It delivers value to our shareholders through the effective use of Six Sigma principles and vertical integration to improve profitability. For our employees, many of who work with dangerous materials, it means an unwavering commitment to workplace safety. And for our communities, operational excellence means ensuring that our manufacturing processes are safe and environmentally sound.

Operational excellence for profitability

Operational excellence at ATK begins with a disciplined approach to manufacturing that includes strict process control standards to ensure consistent product quality and performance — a strategy that contributes first and foremost to mission success and safety, but also to improved profitability.

We strive for continual improvement in our products, our practices, and our processes through a number of means, including the use of Six Sigma initiatives for design and manufacturing. These initiatives are managed by Six Sigma boards at the corporate level, in each of our business groups, and in each of

Whether it is a military operation, a space launch, or a police action involving ammunition, they all serve as reminders of the importance of maintaining operational excellence.

our operating units.

The use of Six Sigma has enabled us to achieve significant successes — perhaps none more dramatic than in the development and production of the M829A3 tank ammunition projectile. We were able to shorten the program's development cycle, pass production qualification testing on the first try, and design the round to our unit product cost goal. The result: a lower first-year unit production cost than that of the previous-generation round in its final year of production.

The M829A3 program also illustrates the benefits we are realizing from vertical integration. ATK is a company that is rich with resources, whether it is people, technologies, or facilities. Employing these resources as a system rather than as stand-alone parts was a key factor in the program's success.

Leveraging our world-class technical resources is especially important as we work to grow organic sales. We do so through a number of means, including a company-wide technology council that sets strategy, identifies employees with critical technical skills, and encourages innovation.

Operational excellence for safety

From corporate headquarters to the factory floor, a commitment to safety is deeply ingrained in the culture of ATK. Operational excellence for safety means our facilities are in order, procedures are followed, supervisors and employees are trained, and attitudes are solidly focused on working safely.

This commitment is evident in a number of ways throughout ATK. For example, the first order of business at all corporate operations review meetings is a safety performance status report. And each of our operating units have very clearly defined safety goals that are measured by multiple metrics, including their performance against Occupational Safety and Health Administration (OSHA) total recordable injury rate (TRR) objectives.

Our focus on safe operations is reflected in a favorable OSHA TRR compared to overall industry. In FY03, our TRR was 2.1 versus 8.1 for U.S. manufacturing in general, 4.2 for the space propulsion industry, and 2.8 for the ordnance industry.


Safety Excellence
8.1
TRR: Number of workplace injuries per hundred employees in a year.
4.2
2.8
2.1
US Manufacturing
Space Propulsion
Ordnance
ATK

Our low OSHA total recordable injury rate (TRR) of 2.1 in FY03 compares favorably to U.S. manufacturing and to key aerospace and defense industry sectors.

Operational excellence for environmental stewardship

Operational excellence for environmental stewardship means that we are committed to forward-looking, proactive, and cost-effective management of the air, land, and water resources around our facilities — a reflection of ATK's corporate commitment to be a positive force in the communities where we live and work.

The communities and states that host our facilities regularly recognize our record of environmental stewardship — as do the customers we serve. In FY03, the Lake City Army Ammunition Plant in Independence, Missouri, which we operate for the U.S. Army, was awarded the Secretary of the Army Environmental Award in the category of pollution prevention. In addition to significant reductions in waste generation and emissions, the award cited our work in the development and production of lead-free ammunition, which reduces the adverse environmental effects of military firing range operations.

In our continuing effort to improve our environmental performance, each of our facilities is working to achieve conformance within the next three years to all the elements of the ISO 14001 international standard for environmental management systems.

FINANCIAL REVIEW

MAINTAINING INVESTOR CONFIDENCE


Eric Rangen, Vice President and Chief Financial Officer

Like all publicly traded companies, we look to investors to provide the capital we need to grow our business. Our ability to attract and retain investors depends first and foremost on solid financial performance — quality earnings, the right mix of organic and acquired sales, and strong cash flow — that delivers value to our shareholders.

Equally important, however, is our ability to maintain the trust and confidence of our shareholders — especially in these times when the investing public's faith in the capital markets has been shaken by a wave of corporate abuses and scandals.

Maintaining the trust of our investors is built around full and accurate disclosure of corporate information, well defined and effective corporate governance policies, and a corporate culture that stresses strong business ethics and conduct practices.

Full and accurate disclosure

Maintaining shareholder trust begins with full and accurate disclosure of corporate information to investors on a timely basis, including financial results and guidance. Providing equal access to information for all is a responsibility we take very seriously, as reflected in our strict adherence to all Securities and Exchange Commission regulations regarding fair disclosure.

We fully support — and strongly endorse — the principles of the federal Sarbanes-Oxley Act of 2002, which among other things, holds corporate leadership accountable for the integrity and accuracy of the financial information they disclose to

Maintaining the trust of our investors is built around full and accurate disclosure of corporate information, well defined and effective corporate governance policies, and a corporate culture that stresses strong business ethics and conduct practices.

investors and for an effective corporate governance program. We can do so with great comfort because we have confidence in the quality of our earnings and cash flow, which are driven by performance — not accounting.

We also have solid visibility into future sales and earnings, the result of a disciplined approach to strategic and financial planning and a business base of long-term programs, which form an FY03 year-end backlog of $5.2 billion — more than two years of sales.

We take great pride in the quality, fairness, and truthfulness of our communications with investors, whether it's our quarterly teleconferences, presentations at conferences, or print materials. The financial community recognizes our commitment to integrity in this important area. Based on an independent survey of more than 2,700 mutual fund managers and securities analysts and over 1,000 individual investors, our 2002 Annual Report was selected as the best in the small-capitalization company category in a financial communications competition sponsored by *Investor Relations* magazine.

A framework for governance

Another way we work to ensure investor trust and confidence is through our corporate governance structure, which is based on principled leadership, responsible decision-making, and effective monitoring for sound financial performance and compliance with legal requirements.

First adopted in 1990 when ATK was formed, our governance principles have continually evolved as a result of periodic reviews and benchmarking against best industry practices to ensure that they continue to reflect the highest level of corporate responsibility and ethics. Throughout it all, they have continued to provide a solid framework by which our Board of Directors governs the corporation.

The improvements we have made to our governance principles over the years put us well ahead of recent corporate reforms brought about by well-publicized business scandals. Indeed, they stand up very well to the increased scrutiny of investors and regulators. Our FY03 score in the Institutional Shareholder Services (ISS) Corporate Governance Quotient, which evaluates public companies on the independence and accountability of their boards, ranks us in the top 10 percent of companies measured by ISS.

Always Do Right

At the same time our corporate governance principles were adopted in 1990, we also implemented a strong business ethics program that asks everyone at ATK to "do right" in all they do — including their dealings with investors and the financial community.

At the heart of the program is a code of conduct that includes clearly defined standards of behavior that all directors, officers, and employees follow. Among them: compliance with all laws and regulations, strict adherence to the company's accounting policies and practices and disclosure statements, and accuracy and truthfulness in all internal and external communications.


ATK
precision performance

Financial Reporting Excellence.
Our 2002 Annual Report was named best among small capitalization companies in an *Investor Relations* magazine competition.

In accordance with our commitment to the highest standards of business ethics, ATK is a signatory to the Defense Industry Initiative, whose members pledge to promote ethical business conduct throughout their organizations.


Integrated ordnance packages
Seekers
Guidance electronics
Fuze safe and arms
Warheads
Propulsion
Composite and metal parts
Thrust vector controls
ATK
ALLIANT TECHSYSTEMS

A Total Systems Solution

The FY03 acquisition of ATK Missile Systems and its advanced seeker and guidance electronics capabilities — together with our legacy capabilities in fuzes and warheads, composite and metal parts, solid propulsion, and thrust vector control systems — has enabled us to offer a total systems solution to the Department of Defense's growing requirement for precision-guided missiles, projectiles, and bombs.

PROFILE: PRECISION SYSTEMS GROUP

PROJECTING



Daniel J. Murphy, Jr., Group Vice President

"The Precision Systems Group has established a solid foothold in technologies and systems that provide precision-fire for weapons systems and missile defense interceptors"

The ATK Precision Systems Group is well positioned across a broad spectrum of programs that provide precision-fire capabilities for soldiers, ground, sea, and air platforms, and missile defense systems. Products include gun-launched munitions; fuzes and proximity sensors; missile defense propulsion systems; advanced infantry weapons; and seekers, guidance systems, rocket motors, and warheads for tactical missiles.

The group is also a leading supplier of electronic warfare systems; tactical barrier systems; composite structures for aircraft and weapon systems; tank ammunition; medium-caliber gun systems; and high-performance batteries.

The FY03 acquisition of ATK Missile Systems represented a major step forward for the Precision Systems Group. The combination of the company's seeker and guidance electronics capabilities and our core strengths in fuzes and warheads, composite and metal parts, solid propulsion, and thrust vector controls enables us to offer a total systems solution to the growing requirement for precision-guided missiles, projectiles, and bombs.

Naval and ground systems programs

Advanced precision systems for naval applications include the Autonomous Naval Support Round (ANSR), which provides a transformational stand-off combat capability: gun-fired, long-range, precision-guided projectiles in support of ground maneuver warfare. In a ballistic flight test conducted last year, the ANSR projectile flew a world record 54 nautical miles.

We are also involved in the development of ground systems that are key to the U.S. Army's transformation to a more lethal and mobile fighting force. These include the precision-guided Mid-Range Munition (MRM), a kinetic-energy projectile designed to defeat a wide array of targets such as main battle tanks with explosively reactive armor and active protection systems.



Our precision fuzes and proximity sensors are used to detonate air-delivered weapon systems such as the precision-guided Joint Direct Attack Munition (JDAM) shown here in a B-1B Lancer aircraft bomb bay.

PRECISION

OPERATING HIGHLIGHTS

- Completed acquisition of ATK Missile Systems, adding seeker, guidance, and system-level expertise and expanding air-to-ground weapons market.
- Awarded $223 million contract to continue development of the Advanced Anti-Radiation Guided Missile (AARGM).
- Completed acquisition of ATK Gun Systems, bringing together ATK's munitions portfolio with a leading military gun producer.
- Demonstrated technologies for missile defense, air-to-ground missiles, long-range naval fire support, next-generation kinetic energy projectiles, and air-bursting munitions.
- Awarded tank ammunition contracts worth $113 million.
- Provided propulsion support for successful sea-based missile defense tests.
- Received contract to continue development of precision-guided Mid-Range Munition.

FY03 sales: $649 million
29% of company sales


29%

Customers



U.S. Navy – 19%
U.S. Air Force – 17%
International – 16%
Commercial – 3%

ATK is the prime contactor in the U.S. for the SMArt® 155 sensor-fuzed munition system, a precision projectile for 155mm artillery systems developed by the German company GIWS.

We are also developing, along with our Heckler and Koch partners, the XM-8 Lightweight Assault Rifle, which will reduce the soldier's load and increase his mobility. The XM-8 uses kinetic energy technology employed by the XM-29, a next-generation infantry rifle under development by ATK that uses a state-of-the art precision targeting system and advanced fuzing.

Missile defense and tactical missile programs

Building on our core solid propulsion capabilities, we have claimed a key role as a supplier of precision propulsion systems for the nation's sea-based missile defense program. Our Third-Stage Rocket Motor (TSRM) and Solid Divert and Attitude Control System (SDACS) are key elements of the STANDARD Missile-3.

Other missile defense efforts include propulsion support for the two prime contractor teams working on the Kinetic Energy Interceptor (KEI) program, which is aimed at developing a capability by 2008 to destroy enemy missiles shortly after they are launched.

The acquisition of ATK Missile Systems provided an entry into the precision-guided air-to-ground missile market with the Advanced Anti-Radiation Guided Missile (AARGM), which employs a multi-sensor guidance system capable of engaging enemy air defenses even after radar emissions are shut down.

In early FY04, we were awarded a $223 million contract to continue development of the AARGM, marking a significant milestone for ATK — the first time we will operate as the prime contractor on a major missile program.

The Quick Bolt Advanced Concept Technology Demonstration program is an initiative to add a transmitter to AARGM that will give near real-time weapon impact assessment to battlefield command and control centers.



We supply precision propulsion systems for the STANDARD Missile-3, which achieved two successful intercepts of ballistic missile targets in space during FY03 in tests conducted by the Missile Defense Agency and the U.S. Navy under the sea-based Aegis Ballistic Missile Defense program.

Business outlook and growth strategy

With the completion of our first full year of operations, the Precision Systems Group has established a solid foothold in technologies and systems that provide precision-fire and precision-strike capabilities for weapons systems and missile defense interceptors.

Clearly, the most important factor driving our business strategy is the successful use of precision-guided munitions in recent military operations, which has changed war fighting forever. During Operation Iraqi Freedom and Operation Enduring Freedom in Afghanistan, precision-guided munitions accounted for about 70 percent of the total ordnance employed. That compares with 35 percent during Operation Allied Force over Kosovo and nine percent in Operation Desert Storm in 1991.

The precision standoff weapons we are developing for the military will require fewer platforms to deliver ordnance and will put fewer people in harm's way. That translates into increased operational responsiveness and flexibility, as well as significant savings in cost, mission time, and — most importantly — the lives of the men and women in our armed forces.



Our solid rocket motors and warheads provide power and lethality for many of our nation's most important air-to-ground, air-to-air, and surface-to-air tactical missiles. Major programs include the AIM-9X Sidewinder, AGM-130, Maverick, AIM-120 Advanced Medium Range Air-to-Air Missile (AMRAAM), Evolved Sea Sparrow Missile, Hellfire, and Sensor Fuzed Weapon. We have produced more than 500,000 tactical rocket motors for the Department of Defense since 1945.

OPERATING UNITS

ATK Ordnance and Ground Systems



Headquarters: Plymouth, Minnesota
Employees: 730
President: Hubert D. Hopkins

Market Position
Leading developer and producer of armament systems, ground sensors and munitions, advanced gun systems, and fuzing and integrated ordnance.

Competitive Strengths
• Design, development, and production of gun-hardened and ruggedized electronics and sensors • Infantry weapons system integration
• Design, development, and production of precision fuzes and proximity sensors • Medium-caliber gun systems for ground, sea, and air platforms • Leading producer of lithium batteries

Major Products and Programs
• 120mm tank ammunition • XM-8 and XM29 rifles • Multi-Option Fuze Artillery (MOFA) • FMU-159 A/B Hard Target Smart Fuze for bombs
• Shielder, Volcano, and next-generation barrier systems • Bushmaster gun family and medium-caliber automatic cannons • Medium-caliber bursting ammunition

ATK Tactical Systems



Headquarters: Rocket Center, West Virginia
Employees: 780
President: John L. Shroyer

Market Position
Leading supplier of solid fuel rocket propulsion and warheads for tactical missiles, structures for military aircraft and weapon systems, metal components for tank ammunition and missile systems, and gun-launched precision munitions.

Competitive Strengths
• World's most modern tactical rocket motor production facility • Insensitive solid propellant • State-of-the-art composite structures manufacturing

Major Products and Programs
• Propulsion systems and warheads for missiles
• Propulsion systems for precision, gun-launched projectiles • Precision metal and composite parts for 120mm tank ammunition • Composite structures for military aircraft and missiles

ATK Missile Systems



Headquarters: Woodland Hills, California
Employees: 320
President: Thomas R. Wilson

Market Position
Leader in the design, development, and testing of missile systems and precision munitions and leading developer and producer of missile warning systems and electronic support equipment.

Competitive Strengths
• World-class expertise in systems and software engineering, GPS guidance, navigation, and control, and multi-mode sensors and seekers
• Innovative weapons concept development
• State-of-the-art assembly, integration, and test facilities • ISO-9001: 2000 certified

Major Products and Programs
• Advanced Anti-Radiation Guided Missile (AARGM) • Autonomous Naval Support Round (ANSR) • Mid-Range Munition (MRM) • AN/AAR-47 Missile Warning System • Common Munitions BIT/Reprogramming Equipment (CMBRE)

ATK Elkton



Headquarters: Elkton, Maryland
Employees: 380
President: Donald E. Shaffer

Market Position
Leading supplier of solid propellant rocket motors, integrated boosters and upper stages, advanced ordnance, and control systems for missile defense, space, strategic, tactical, and commercial applications.

Competitive Strengths
• Design, development, production, and test of solid propellant rocket motors and integrated stages • Advanced control system technologies to support interceptor divert and attitude control systems (DACS), and re-entry system post-boost control systems (PBCS) • Traditional and next-generation ordnance initiation devices
• Propellant formulation and ingredient synthesis

Major Products and Programs
• STANDARD Missile-3 Solid Divert and Attitude Control System (SDACS) and MK136 Third Stage Rocket Motor (TSRM) • STAR® motor and STAR stage family • Boosters for Harpoon, Extended Range Guided Munition (ERGM), Vertical Launch ASROC (VLA), and Sea Gnat • Trident II (D-5) Stage 1, 2 and 3 thrust vector actuation system gas generators

PROFILE: AEROSPACE GROUP

PROJECTING

The ATK Aerospace Group is the world's leading supplier of solid propulsion systems for launch vehicles, strategic missiles, and missile defense interceptors. Our motors fly on launch vehicles of all payload classes, including Delta, Atlas, Titan IV, Pegasus®, Taurus®, and Japan's H-IIA – and on the cornerstone of America's civilian space program, NASA's Space Shuttle. They also provide propulsion for the Minuteman III and Trident II strategic missiles and ground-based missile defense interceptors.

Our roots in composite structures go back to the late 1950s, when we began producing composite cases for U.S. strategic missiles. Today, we are a major manufacturer of large, complex composite structures for aerospace applications, including space launch vehicles and military and commercial aircraft. We hold the world leadership position in precision composite parts for satellite and spacecraft applications.



Propulsion operations

During FY03, we supplied solid rocket motors for 15 successful space launches involving six different launch vehicles. Payloads placed into orbit on these missions included NASA research satellites and space

ATK aerospace products, including these GEM 60 solid propulsion strap-on boosters, supported the successful inaugural launch of the new Delta IV rocket in November 2002. We also supplied the nozzle exit cone for the Delta IV first-stage engine and composite structures for the rocket's common booster core.

POWER



Propulsion for this successful February 2003 launch of a Taurus Lite vehicle in support of the Missile Defense Agency's Ground-Based Midcourse Defense program was provided by an ATK booster derived from the company's Taurus, Pegasus, and Minotaur motors. The booster's graphite epoxy cases were also manufactured by ATK.

telescopes, military and commercial communications satellites, and Global Positioning System satellites.

Among the launches supported by our propulsion products during the past year was the successful inaugural flight of the Boeing Delta IV, part of the U.S. Air Force's Evolved Expendable Launch Vehicle (EELV) program aimed at reducing launch costs and providing assured access to space. Two ATK GEM 60 solid propulsion strap-on boosters and a nozzle exit cone for the rocket's RS-68 first-stage engine played critical roles on the first flight.

We achieved a significant milestone in the Minuteman Intercontinental Ballistic Missile (ICBM) propulsion replacement program during FY03, entering full-rate production on this key strategic initiative. Our work on the program involves the refurbishment and remanufacturing of all three solid propulsion stages for the Minuteman ICBM system.



Jeff Foote, Group Vice President

"Our strategy is to broaden the spectrum of program platforms we participate on and expand our content on platforms where we are currently involved."

As a long and proud member of the NASA Space Shuttle team, we were deeply saddened along with all of America and the world over the Space Shuttle Columbia tragedy. We look forward to the Shuttle program's return to flight.

Composite structures operations

We expanded our composite structures capabilities significantly with the acquisition of Composite Optics, Inc. (COI), a transaction that has made us the world leader in composite space structures. COI products include telescope structures, optical benches, mirrors, and instrument housings that serve as integral parts on spacecraft such as telecommunications, earth observation, and weather satellites. The COI acquisition also brings programs and capabilities that meet the military's growing requirements for space-based sensors and communications.

Our core space structures business experienced another year of strong growth as demand for government, civil, and commercial satellite structures remained firm and prime contractors continued to outsource component work. Major programs include structures for NASA's James Webb Space Telescope, Geosynchronous Operational Environmental Satellites, and the Orbview earth imaging satellite.

It was also a successful year for our aircraft structures business, as we won new contract awards to fabricate components for the F-35 Joint Strike Fighter, the F/A-22 Raptor, and the Global Hawk unmanned aerial reconnaissance system, which provided key intelligence in Operation Iraqi Freedom. Other highlights in this business

OPERATING HIGHLIGHTS

- Completed acquisition and integration of Composite Optics, Inc.


FY03 sales: $943 million
43% of company sales
43%

- Awarded contract to continue production of propulsion systems for Trident II Fleet Ballistic Missile.
- Awarded contracts to produce composite structures for F-35 Joint Strike Fighter, F/A-22 Raptor, and Global Hawk unmanned aerial reconnaissance aircraft.
- Supported inaugural launches of Boeing Delta IV and Lockheed Martin Atlas V rockets with propulsion and composite technologies.
- Entered full-rate production on Minuteman III ICBM propulsion replacement program.
- Delivered 100th propulsion-replaced Minuteman III missile.
- Achieved significant growth in Space Structures business for second year in a row.
- Selected to build composite parts for Arrow II rocket motor.


Customers
NASA – 40%
U.S. Air Force – 17%
Other DoD – 10%
U.S. Navy – 9%
U.S. Army – 6%
International – 2%

area: the inaugural flight of the Bell/Agusta BA609, the world's first civil tiltrotor aircraft, which has ATK composite skin panels.

During FY03, our composite structures flew on the successful inaugural launches of both Evolved Expendable Launch Vehicles, the Boeing Delta IV and the Lockheed Martin Atlas V.

Business outlook and growth strategy

Demand for propulsion systems to support military satellite launches and missile defense remains strong, offsetting a soft market for commercial satellite launches due to a cyclical downturn in the telecommunications industry. The commercial market is expected to begin a slow upward trend, and we are well positioned to participate in the recovery.

Our propulsion business will also benefit from a renewed commitment to preserve America's strategic missile capability, prompt and responsive launch needs of the military, and a successful return to flight for the Space Shuttle program.

The need for advanced materials to reduce weight and increase performance of launch vehicles, aircraft, and satellites will continue to drive growth in our composite structures business. The prospects look especially promising for the military aircraft market, where we continue to solidify our position.

Our strategy is to broaden the spectrum of program platforms that we participate on, and to expand our content on platforms where we are currently involved. We will do so by bringing our world-class propulsion expertise to new applications, expanding our aircraft structures business with process technology innovation, and leveraging our world leadership position in space structures to provide greater customer value.



We are a key supplier of high-strength, lightweight composite parts for military aircraft like this control structure for the F/A-22 Raptor, the U.S. Air Force's next-generation stealthy air dominance fighter. During FY03, we also received contracts to supply composite upper wing skins for the F-35 Joint Strike Fighter and wing structures for the Global Hawk unmanned aerial reconnaissance aircraft.



The acquisition of Composite Optics, Inc. (COI) has made us the world's leading supplier of composite space structures like the KA band communications satellite reflector at left. COI also supplied key components for the Mars Exploration Rover (MER) shown below, including the lander structure that will shield the MER from the rigors of space and the impact of landing on the Red Planet.



OPERATING UNITS

ATK Thiokol Propulsion



Headquarters: Promontory, Utah
Employees: 3,850
President: Gerald W. Smith

Market Position

World's leading supplier of solid propulsion systems for commercial and government space launch vehicles, strategic missiles, and missile defense interceptors. Supplier of Reusable Solid Rocket Motor (RSRM) for NASA Space Shuttle program.

Competitive Strengths

• Rigorous process control and quality systems to ensure safe, consistent manufacturing • Highly repeatable products • Automated, low-cost production • Comprehensive design, development, test, and evaluation capabilities • State-of-the-art analytical and laboratory capabilities • Energetic materials research and development

Major Products and Programs

• RSRM and support services for Space Shuttle • Propulsion systems for Delta, Pegasus®, Taurus®, Athena, and H-2A launch vehicles • SRMU boosters and support services for Titan IV B launch vehicle • Solid propulsion for Trident II Fleet Ballistic Missile • Propulsion for missile defense interceptors • Replacement propulsion for Minuteman III strategic missile • Decoys and illumination devices

ATK Composites



Headquarters: Clearfield, Utah
Employees: 520
President: Travis E. Campbell

Market Position

Leading supplier of high-performance composite structures for space launch vehicles and military and commercial aircraft.

Competitive Strengths

• Full-service design, manufacturing and testing capability for fiber-placed, filament-wound, hand-laid-up, and precision bonded structures and assemblies • 18 feet by 70-feet-long structures fabricated and demonstrated

Major Products and Programs

• Structures for Delta II, Delta IV, Atlas V, and Pegasus space launch vehicles • Rocket motor cases for GEM motors, Pegasus, GMD, Arrow, and Trident II D-5 • Structures for Joint Strike Fighter, F/A-22 Raptor, Global Hawk, and C-17 military aircraft • Structures for BA 609 and Boeing 767 commercial aircraft • Specialty composite pre-preg material, TCR composites used in military and commercial applications

Composite Optics, Inc.



Headquarters: San Diego, California
Employees: 550
President: James P. Gormican

Market Position

Leading supplier of advanced composite products for the space and aerospace markets.

Competitive Strengths

• Design, fabrication, and test of state-of-the-art precision composite parts having stringent dimensional, thermal response, and stability requirements • One of the world's largest indoor compact test ranges for radar cross section and antenna performance

Major Products and Programs

• Earth observation and science satellite systems • Antennas, reflectors, and radomes • Solar arrays, solar concentrators, and electronic packaging • Advanced ceramic components for aerospace and power generation • Scientific space platforms such as NASA's Hubble Space Telescope, Chandra X-ray Observatory, and James Webb Space Telescope, the U.S. Air Force's Airborne Based Laser, and the Mars Exploration Rovers



Mark W. DeYoung, Group Vice President

"We are a lean organization with clear goals, strong leadership, and a disciplined business model. We are focused on being the leader in our markets."

The nation's largest supplier of ammunition, the ATK Ammunition and Related Products Group has a product portfolio that spans a broad range of ammunition types — from .22-caliber through .50 caliber ammunition for handguns, shotguns, and rifles to 20mm, 25mm, and 30mm ammunition for air, land, and sea military platforms. Our commercial brands include some of the most widely recognized and respected names in the industry, including Federal®, CCI®, Speer®, Estate, Champion Target, Outers®, and RCBS®.

We operate three government munitions manufacturing plants — the Lake City Army Ammunition Plant in Missouri, the Radford Army Ammunition Plant in Virginia, and the Twin Cities Army Ammunition Plant in Minnesota. We are also a major supplier of propellants for munitions and ordnance systems.

Our diverse customer base includes the military services of the U.S. and its allies, municipal, state, and federal law enforcement agencies, and hunting and shooting sports enthusiasts.

PROFILE: AMMUNITION AND RELATED PRODUCTS GROUP

PROJECTING




FEDERAL PREMIUM
FEDERAL PREMIUM

Our commercial ammunition brands include some of the most widely respected names in the industry, including Federal®. In FY03, we undertook a complete re-branding of our Federal product line that included a new logo and redesigned packaging.


800 CRTG 5.56MM
BALL M855
M27 LINK
LC-03E149-031

We operate the Lake City Army Ammunition Plant in Independence, Missouri, where production of small-caliber ammunition has risen to its highest level in 15 years in response to increased orders for both tactical and training ammunition. Production at the plant topped 800 million rounds in FY03.

PERFORMANCE

Military ammunition and propellant operations

We continued to step up production of small-caliber ammunition at the Lake City Army Ammunition Plant in response to orders to replenish war-fighting inventory and to increase training ammunition stockpiles as military readiness moves to the forefront. FY03 production at the plant exceeded 800 million rounds — the highest level in 15 years.

In FY03, we successfully completed the rebuilding of the military's only ammunition link manufacturing production line at the Lake City plant following the acquisition of the capability from another company the previous year. Production of this vital munitions component has tripled and product quality has improved dramatically, preserving and strengthening a key ammunition industrial base capability.

ATK's stewardship of the Radford Army Ammunition Plant — the nation's only munitions propellant manufacturing plant — will continue under a recently awarded facility management contract from the U.S. Army Operations Support Command. ATK and its predecessor companies have continuously operated the Radford plant since 1941.

Two recent major contract awards have strengthened even further the business base at the Radford Army Ammunition Plant: an order to produce propellant used in MK90 motors for the new Advanced Precision Kill Weapon System (APKWS), and an order to supply propellant for the Modular Artillery Charge System.

OPERATING HIGHLIGHTS

- Significantly improved performance of recently acquired commercial companies.

FY03 sales: $619 million
28% of company sales


28%

- Awarded $235 million contract to continue production of small-caliber ammunition at the Lake City Army Ammunition Plant (LCAAP).
- Completed rebuilding of ammunition links production line at LCAAP.
- Received contract to produce 5.56mm frangible ammunition at Federal Cartridge.
- Enrolled more than 1,100 new dealers in the Outfitter Dealer Program, which offers co-op advertising, exclusive promotions, and point-of-sale materials.
- Launched major Federal Cartridge re-branding initiative aimed at creating a powerful consumer brand in hunting and sporting ammunition.
- Selected to produce propellant for the Army's Modular Artillery Charge System.

Customers



U.S. Army – 41%
International – 7%
U.S. Air Force – 5%
U.S. Navy – 3%
Other DoD – 2%

Commercial ammunition and related products operations

FY03 was a year of rebuilding for our commercial ammunition and related products businesses following their acquisition in December 2001. Our focus was on quality improvement, sales and profitability growth, new product development, market share expansion, and manufacturing synergies. We achieved dramatic successes in all areas.

Among the major sales and marketing initiatives we undertook during the year was a complete re-branding of our Federal Cartridge product line aimed at establishing Federal as a powerful consumer name in hunting and sporting ammunition. Key elements of the program include redesigned packaging and a new "shockwave" logo portraying the energy of a brand committed to innovation and leadership. Each product package includes a guide that matches ammunition with game and provides ballistics information. Response to the new brand and packaging has been overwhelmingly positive from both consumers and retailers.

We also launched the Outfitter Dealer Program, a marketing program designed to forge a strong partnership between ATK brands and selected dealers across the U.S. who serve as a vital link between the company and consumers. More than 1,100 key dealers have enrolled in the program, which features co-op advertising and exclusive promotions to create demand for our products.

Business outlook and growth strategy

After a year of rebuilding, the Ammunition and Related Products Group has entered FY04 well positioned for continued growth in sales and profitability. We are a lean organization with clearly defined goals and objectives, a strong leadership team, and a disciplined business model. Our sights remain squarely focused on being the leader in our markets.

One of our most important tasks in FY04 will be to successfully transfer and integrate medium-caliber ammunition operations into our group from the Precision Systems Group and achieve operating efficiencies. This integration is on track and proceeding smoothly.

Among the major trends that will shape our business in the future is a renewed emphasis on military readiness and the need for a stronger homeland defense capability. We are ready to meet the demand for greater quantities of ammunition to support increased training for both the military services and the law enforcement community.

Another significant factor that will continue to drive innovation in our military, law enforcement, and commercial businesses is an increasing demand for non-toxic ammunition that can reduce the adverse environmental effects of firing range operations and hunting and sport shooting in wildlife refuges and protected areas. We are undertaking an aggressive product development program to capture opportunities that will come from this trend.


SPEER
Gold Dot
AMMUNITION

We are the nation's largest supplier of training and service ammunition to municipal, county, state, and federal law enforcement agencies. Users of our Speer® Gold Dot® handgun ammunition include the New York Police Department and the Federal Bureau of Investigation.



In early FY04 we were awarded a contract to produce propellant for the Advanced Precision Kill Weapon System (APKWS). The most widely used helicopter weapon system in the world, the APKWS family of 2.75-inch rockets are fired from a number of platforms like this U.S. Army Apache. They are also used by fixed-wing platforms like the U.S. Air Force F-16 as well as the combat aircraft of over 15 other nations.

OPERATING UNITS

ATK Lake City Small Caliber Ammunition



Headquarters: Independence, Missouri
Employees: 1,380
President: Karen Davies

Market Position

Largest supplier of small-caliber ammunition to the U.S. Department of Defense, with more than 800 million rounds produced in FY03.

Competitive Strengths

• High-volume, low-cost ammunition production • Efficient operation of government manufacturing facility • Experience in marketing excess facilities to commercial tenants

Major Products and Programs

• 5.56mm and 7.62mm ammunition • .30-caliber and .50-caliber ammunition • 20mm ammunition • Environmentally friendly ammunition • Metal ammunition links • Management of Lake City Army Ammunition Plant

ATK Ammunition and Powder



Headquarters: Radford, Virginia
Employees: 1,377
President: Patrick S. Nolan

Market Position

Largest suppler of ammunition propellant to the U.S. Department of Defense and a major producer of medium caliber ammunition and commercial and military smokeless powder.

Competitive Strengths

• Design and production of medium caliber ammunition • Design and production of extruded propellants • Vertical integration of manufacturing and assembly operations • Strong commercial powder brand identity • Efficient operation of government manufacturing facility

Major Products and Programs

• Propellants for ammunition and tactical rockets • 25mm and 30mm ammunition • Modular Artillery Charge System (MACS) • Gun powders for sporting re-loaders and ammunition manufacturers • Management of Radford Army Ammunition Plant

Federal Cartridge



Headquarters: Anoka, Minnesota
Employees: 750
Vice President and GM: Frank O'Keefe

Market Position

Manufactures a complete line of high-quality shotshell, centerfire, and rimfire ammunition and components for hunters and target shooters.

Competitive Strengths

• Strong brand identity • New product development and introduction • High-volume, efficient ammunition production • Development of environmentally friendly ammunition

Major Products

• Federal Premium® Ammunition • Estate Cartridge Ammunition • American Eagle Ammunition

CCI/Speer



Headquarters: Lewiston, Idaho
Employees: 770
Vice President and GM: Ken Dolph

Market Position

Leading producer of law enforcement ammunition, primers, and construction powerloads.

Competitive Strengths

• Vertical integration • High-volume production • Rimfire ammunition

Major Products and Programs

• Speer® Gold Dot® ammunition • Primers for reloaders and the military • CCI® Centerfire Blazer® and Rimfire ammunition

Ammunition Related Products



Headquarters: Anoka, Minnesota
Employees: 230
Vice President and GM: Ron Johnson

Market Position

Leading supplier of shooting sports accessories.

Competitive Strengths

• Strong brand identity • Diverse product and customer base • New product development and introduction

Major Products

• Champion clay targets • Outers® gun care and shooting accessories • RCBS® re-loading equipment • Weaver/Redfield and Simmons mounting systems

SELECTED FINANCIAL DATA

(Amounts in thousands except per share data)	Years Ended March 31 2003	2002	2001	2000
Results of Operations				
Sales	$2,172,135	$1,801,605	$1,141,949	$1,077,520
Cost of sales	1,697,529	1,420,348	905,574	861,433
Gross profit	474,606	381,257	236,375	216,087
Operating expenses:				
Research and development	26,849	20,589	11,575	11,177
Selling	64,200	44,063	24,372	25,188
General and administrative	108,014	92,923	64,334	59,149
Total operating expenses	199,063	157,575	100,281	95,514
Income from continuing operations before interest and income taxes	275,543	223,682	136,094	120,573
Interest expense, net	(64,312)	(82,806)	(32,700)	(33,343)
Income from continuing operations before income taxes	211,231	140,876	103,394	87,230
Income tax provision	82,384	53,533	35,473	22,778
Minority interest expense, net of income taxes		1,240		
Income from continuing operations	128,847	86,103	67,921	64,452
(Loss) gain on disposal of discontinued operations, net of income taxes[1]		(4,660)		9,450
Income before extraordinary loss and cumulative effect of change in accounting principle	128,847	81,443	67,921	73,902
Extraordinary loss on early extinguishment of debt, net of income taxes[2]	(8,390)	(12,116)		
Cumulative effect of change in accounting principle, net of income taxes[3]	3,830			
Net income	$124,287	$69,327	$67,921	$73,902
Basic earnings (loss) per common share:				
Continuing operations	$3.37	$2.55	$2.19	$1.92
Discontinued operations[1]		(0.14)		0.28
Extraordinary loss[2]	(0.22)	(0.36)		
Cumulative effect of change in accounting principle[3]	0.10			
Net income	$3.25	$2.05	$2.19	$2.20
Diluted earnings (loss) per common share:				
Continuing operations	$3.27	$2.45	$2.13	$1.88
Discontinued operations[1]		(0.13)		0.28
Extraordinary loss[2]	(0.21)	(0.35)		
Cumulative effect of change in accounting principle[3]	0.10			
Net income	$3.16	$1.97	$2.13	$2.16
Financial Position				
Net current assets (liabilities)	$284,263	$295,062	$40,860	$(5,543)
Net property, plant, and equipment	463,736	464,830	303,188	335,628
Total assets	2,479,264	2,190,201	879,504	905,984
Long-term debt (net of current portion)	820,856	867,638	207,909	277,109
Total stockholders' equity	477,924	556,801	198,332	114,947
Other Data				
Depreciation and amortization	$67,134	$78,673	$44,980	$47,822
Capital expenditures	54,171	42,884	24,755	45,573
Gross margin (gross profit as a percentage of sales)	21.8%	21.2%	20.7%	20.1%

[1]In fiscal 2002, ATK recorded a $4.7 million loss on disposal of discontinued operations, net of $2.9 million of income taxes, due to the settlement of litigation related to the former Marine Systems operations. In fiscal 2000, ATK received net proceeds from an insurance settlement relating to its former demilitarization operations, resulting in a gain on disposal of discontinued operations of $9.5 million, net of $0.1 million of income taxes.

[2]In fiscal 2003, ATK recorded an extraordinary loss of $8.4 million, net of $5.4 million of income taxes, due to the write-off of deferred financing costs associated with debt which was prepaid. In fiscal 2002, ATK recorded an extraordinary loss of $12.1 million, net of $7.4 million of income taxes, due to the write-off of deferred financing costs associated with debt which was prepaid.

[3]In fiscal 2003, ATK recorded a gain of $3.8 million, net of $2.4 million of income taxes, for the write-off of negative goodwill as a cumulative effect of change in accounting principle upon adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

LEADERSHIP TEAM

BOARD OF DIRECTORS

PAUL DAVID MILLER

Chairman of the Board and Chief Executive Officer, ATK. Joined ATK in 1999. Previously headed Litton Marine Systems, a division of Litton Industries, Inc. Admiral, U.S. Navy (Retired). Left active duty in 1994 following 30-year career. Major posts included Commander-in-Chief, U.S. Atlantic Command; NATO Supreme Allied Commander-Atlantic; Commander, U.S. Atlantic Fleet; and Commander, U.S. Seventh Fleet. Bachelor's degree, Florida State University. MBA, University of Georgia.

FRANCES D. COOK

Chairman, The Ballard Group, an international business consulting firm. Former U.S. Ambassador to the Sultanate of Oman, Republic of Cameroon, and Republic of Burundi. Held numerous high-level positions in U.S. State Department during 34-year diplomatic career, including Deputy Assistant Secretary of State, Political-Military Affairs, and Deputy Assistant Secretary of State for Refugee Affairs. Bachelor's degree, University of Virginia. Master's degree in public administration, Harvard University.

GILBERT F. DECKER

Management consultant. Previously Executive Vice President, Operations, Walt Disney Imagineering, a provider of planning, design, engineering, production, and development services to The Walt Disney Company. Served as Assistant Secretary of the Army, Research, Development, and Acquisition, from 1994 to 1997. Also held Chief Executive Officer positions with Xeruca Holding, Incorporated, and Penn Central Federal Systems Company. Bachelor's degree, The Johns Hopkins University. Master's degree in industrial engineering, Stanford University.

JONATHAN G. GUSS

Director and Chief Executive Officer, Bogen Communications International, Inc., a producer of sound processing equipment and telecommunications peripherals. Also Principal and Chief Executive Officer, EK Management Corp. and Principal and President, Active Management Group. Previously a consultant with Booz, Allen & Hamilton, Inc. Bachelor's degree, Reed College. MBA, Harvard Business School.

DAVID E. JEREMIAH

Admiral, U.S. Navy (Retired). Partner and President, Technology Strategies & Alliances Corporation, a strategic advisory and investment banking firm. Held a variety of command and staff positions during 39-year military career, including Vice Chairman, Joint Chiefs of Staff. Other directorships include Geobiotics, LLC, Wackenhut Services, Inc. (Chairman), and the Board of Trustees for MITRE Corporation. Vice Chairman of the President's Foreign Intelligence Advisory Board. Also has chaired and served on other intelligence and defense advisory panels and commissions, including National Defense Panel and Defense Policy Board. Bachelor's degree, University of Oregon. Master's degree in financial management, George Washington University.

DANIEL J. MURPHY, JR.

Group Vice President, Precision Systems. Will become Chief Executive Officer of ATK effective October 1, 2003. Previously President, ATK Tactical Systems. Prior to joining ATK in 2000, served for 30 years with the U.S. Navy. Attained the rank of Vice Admiral. Most senior Navy position was Commander, Sixth Fleet, and Commander, NATO Striking and Support Forces, Southern Europe. Bachelor of Science degree, U.S. Naval Academy. Master of Arts, Law and Diplomacy (MALD), Fletcher School, Tufts University.

ROBERT W. RISCASSI

General, U.S. Army (Retired). Vice President, L-3 Communications, a merchant supplier of secure communications systems, intelligence, surveillance and reconnaissance products, avionics and ocean products, training products, microwave components and telemetry instrumentation, space and wireless products, and selective commercial communications products. Served in command and staff positions in the United States, Hawaii, Germany, Korea, and Vietnam. Retired after 35 years of service as Commander in Chief, United Nations Command/Combined Forces Command/U.S. Forces Korea. Also served as Vice Chief of Staff of the Army. Serves on defense related commissions. Bachelor's degree, University of Connecticut. Master's degree in political science, Auburn University.

MICHAEL T. SMITH

Former Chairman of the Board and Chief Executive Officer of Hughes Electronics Corporation, the world's premier digital entertainment and broadband communications company. Joined Hughes Electronics in 1985 after the company was formed following the acquisition of Hughes Aircraft Company by General Motors. Also served in a variety of financial management positions with General Motors. Bachelor's degree, Providence College. MBA, Babson College.

WILLIAM G. VAN DYKE

Since 1996, Chairman of the Board and Chief Executive Officer, Donaldson Company, Inc., a leading worldwide provider of filtration systems and replacement parts. Previously President and Chief Operating Officer and Executive Vice President, Industrial Group. Also held various financial positions. Director, Graco, Inc. Trustee, Carlson School, University of Minnesota. Executive Committee, Minnesota Business Partnership. BA and MBA, University of Minnesota.

LEADERSHIP TEAM

CORPORATE OFFICERS

Paul David Miller, Chairman and Chief Executive Officer, and Daniel J. Murphy, Jr., Group Vice President, Precision Systems, listed under Board of Directors.

ANN D. DAVIDSON

Vice President, General Counsel, and Corporate Secretary. More than 20 years of experience in government, private practice, and corporate law. Rejoined ATK in 2001, having previously served as Deputy General Counsel for the company from 1990 to 1993. Also held executive legal positions with Parker Hannifin and Honeywell, and served as Vice President, General Counsel, and Secretary of Power Control Technologies, Inc. Bachelor's degree, Ohio University. Juris Doctor degree, University of Dayton School of Law.

MARK W. DEYOUNG

Group Vice President, Ammunition and Related Products. Previously President, Civil Ammunition and Related Products Group and President, ATK Lake City Small Caliber Ammunition. Extensive experience in finance, manufacturing, and government facility operations. Joined Hercules Aerospace Company in 1985 as a financial analyst. Held numerous operations and finance leadership positions in solid propulsion, conventional munitions, and tactical systems business units. Bachelor's degree, Weber State University. MBA, Westminster College.

JEFFREY O. FOOTE

Group Vice President, Aerospace. Previously President, ATK Aerospace Propulsion, and Executive Vice President, ATK Thiokol Propulsion. Strong engineering, program management, operations, and test background in commercial and military solid propulsion systems. Other previous Aerospace Group positions include Vice President and General Manager, Propulsion, and Vice President, Operations. Joined Hercules Aerospace Company in 1984 as a structural engineer. Bachelor's degree, University of Delaware. MBA, University of Utah.

JOHN E. GORDON

Vice President, Washington D.C. Operations. Rear Admiral, U.S. Navy (Retired). Joined ATK in 2001. Previously headed Washington office of Litton Industries, Inc. Served in Navy's uniformed legal branch for much of 28-year career, including final post as Judge Advocate General. Also held key Navy Department executive staff and legislative affairs positions. Bachelor's degree, U.S. Naval Academy. Juris Doctor degree, Temple University School of Law.

ROBERT J. McREAVY

Vice President and Treasurer. More than 20 years of tax and corporate legal and finance experience. Joined ATK as Vice President, Tax, in 2001. Previously a partner in the Minneapolis office of public accounting firm Deloitte & Touche LLP. Also held senior tax counsel positions with Deluxe Corporation and Northwest Airlines, and served as a partner with Minneapolis law firm Gray, Plant, Mooty, and associate with Washington, D.C. law firm Arnold & Porter. Certified Public Accountant. Bachelor's degree, College of St. Thomas. Juris Doctor degree, Georgetown University Law Center.

MARK L. MELE

Vice President, Corporate Strategy and Investor Relations. Background in finance, marketing, business development, and strategic planning. Joined Hercules Incorporated in 1979 and held posts with the Aerospace Company before being named Director of Business Development for ATK in 1995. Appointed Vice President, Strategic Planning, in 1998, and Vice President, Investor Relations and Strategic Planning, in 1999. Bachelor's degree, Tulane University. Master's degree in management, Georgia Institute of Technology.

PAULA J. PATINEAU

Vice President and Chief People Officer. Background includes more than 20 years of experience in accounting, finance, and human resources management, including process and systems improvement, acquisition integration, cost management, compensation and benefit design, and workforce diversity. Named Vice President and Controller in 1997 and Senior Financial Officer and Vice President, Human Resources, in 2000. Bachelor's degree, College of St. Catherine.

JOHN S. PICEK

Vice President and Controller. More than 25 years of experience in financial and government accounting. Joined Honeywell as an accountant in 1977. Held a series of management accounting positions within the aerospace and defense businesses. Promoted to Director of Finance for ATK's Defense Systems Group in 1990. Named Director of Corporate Finance in 1997. Appointed to current position in 2000. Bachelor's degree, University of Minnesota. MBA, Minnesota State University-Mankato.

ERIC S. RANGEN

Vice President and Chief Financial Officer. More than 20 years of experience dealing with corporate governance, finance, and accounting, including mergers and acquisitions, regulatory filings, and government accounting. Joined ATK in 2001. Previously a partner in Minneapolis office of public accounting firm Deloitte & Touche LLP, where clients included Honeywell, ATK, and other manufacturing firms. Certified Public Accountant. Bachelor's degree, University of Minnesota.

ROBERT D. SHADLEY

Vice President, Logistics and Army Operations. Major General, U.S. Army (Retired). Joined ATK in 2000 following completion of 33-year military career. Also served as Acting Group Vice President, Defense Systems. Held a variety of key Army leadership posts, including Deputy Chief of Staff for Logistics at Headquarters, United States Army Forces Command. Bachelor's degree and master's degree in industrial engineering from Purdue University.

NICK VLAHAKIS

Senior Vice President and Chief Operating Officer. Previously Group Vice President, Defense, and Group Vice President, Conventional Munitions. Background includes engineering and leadership positions in composite structures and space and tactical propulsion programs. Joined Hercules Aerospace Company in 1982. Bachelor's degree, Northwestern University. Master's degree in mechanical engineering, Carnegie-Mellon University. MBA, University of Utah.

BUSINESS UNIT LEADERS

TRAVIS E. CAMPBELL

President, ATK Composites. Previously served as Senior Vice President, Operations, for the Aerospace Group. Strong background in production operations and program management in solid propulsion and composite structures businesses. Joined Hercules Aerospace Company in 1984 as a production control specialist. Also held key leadership positions in commercial launch vehicle and strategic missile programs. Bachelor's degree, University of Utah.

KAREN DAVIES

President, ATK Lake City Small Caliber Ammunition. Previously Vice President, Information Technology, and Chief Information Officer for ATK, and Vice President, Strategic Programs, ATK Aerospace Propulsion. Extensive background in business, operations, and program management. Joined Hercules Aerospace Company in 1980. Held key leadership posts in material management, strategic planning, propulsion program management, and business and contracts management. Bachelor's degree and MBA, University of Utah.

KEN DOLPH

Vice President and General Manager, CCI/Speer. Previously Vice President, Operations, ATK Ammunition and Powder and Resident Manager, Radford Army Ammunition Plant. Extensive background in production operations, process engineering, project management, and new product/process development. Joined Hercules Aerospace Company in 1980 as a Process Engineer. Also held leadership positions in solid propellant operations and project management of new state-of-the-art propellant manufacturing facility. Bachelor's degree, South Dakota School of Mines and Technology.

JAMES P. GORMICAN

President, Composite Optics, Inc. (COI). More than 20 years of experience in the design and manufacture of composite structures for defense and commercial applications. Joined COI in 1991. Previous posts include Vice President and General Manager, Vice President, Operations, and Director, Product Development. Also held senior program management and operations leadership positions with composite structures industry. Bachelor's degree, San Diego State University.

HUBERT D. HOPKINS

President, ATK Ordnance and Ground Systems. More than 30 years of military and industry experience in business management, marketing, engineering, and program management. Joined ATK in 1999. Previously held business, engineering, and marketing leadership positions with Litton Marine Systems. U.S. Navy assignments included Program Manager, Seawolf Submarine Fire Control System, and Deputy Program Manager, New Attack Submarine Program. Bachelor's degree, Auburn University.

RON JOHNSON

Vice President and General Manager, Ammunition Related Products. More than 17 years of experience in public accounting, corporate finance, and manufacturing operations. Began career with public accounting firm PricewaterhouseCoopers. Joined Federal Hoffman, Inc. as a financial analyst in 1987. Named Vice President, Finance, for the Sporting Equipment Group of Blount International, Inc. in 1998. Responsibilities expanded to include manufacturing operations. Certified Public Accountant. Bachelor's degree, University of Wisconsin–LaCrosse.

PATRICK S. NOLAN

President, ATK Ammunition and Powder. Nearly 20 years of experience in operations support, corporate finance, and public accounting. Served previously as Director of Finance for ordnance business unit. Joined Hercules Aerospace Company in 1987 as a financial analyst. Held numerous senior finance and operations support positions in tactical systems business unit. Certified Public Accountant. Bachelor's degree and MBA, Frostburg State University.

LEADERSHIP TEAM

FRANK O'KEEFE

Vice President and General Manager, Federal Cartridge. Joined Federal Cartridge in 1971 and held increasingly responsible positions in product management, engineering, and production operations management during the past 32 years. Extensive background in operations, having served previously as Director of Operations and most recently as Vice President, Operations. Bachelor's degree, St. John's University. MBA, University of St. Thomas.

DONALD E. SHAFFER

President, ATK Elkton. Previously Vice President and General Manager, ATK Tactical Systems-Elkton Operations. Over 35 years of experience in senior management, program management, new business development, and engineering. Joined Thiokol Chemical Corporation in 1968. Held key positions in development of missile defense programs. Bachelor's degree, University of Pittsburgh. MBA, University of Delaware. Attended Pennsylvania State University Executive Management Program.

JOHN L. SHROYER

President, ATK Tactical Systems. Previously served as Vice President, Finance, Administration, and Facilities Management for ATK Tactical Systems. Joined Honeywell in 1986 as staff accountant. Held series of key accounting positions, including international finance director for ATK demilitarization operations. Other responsibilities included finance director and program manager for ATK Precision Fuze. Bachelor's degree, University of Minnesota.

GERALD W. SMITH

President, ATK Thiokol Propulsion. Previously Vice President and General Manager, Space Operations, Thiokol Propulsion. More than 30 years of engineering, operations, and research experience with the Georgia Institute of Technology and NASA, including leadership posts at Stennis Space Center and Marshall Space Flight Center. Bachelor's degree, Auburn University. Master's degree in Aerospace Engineering, Auburn University. Master's degree in Administrative Science, University of Alabama.

THOMAS R. WILSON

President, ATK Missile Systems. Vice Admiral, U.S. Navy (Retired). Joined ATK in 2002 following a 34-year military career as naval intelligence officer. Served for three years as Director of Defense Intelligence Agency prior to retirement. Held numerous other high-level intelligence posts during naval career, including Director of Intelligence, Joint Staff. Bachelor's degree, Ohio State University. Master's degree in Management, Webster University.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

5050 Lincoln Drive
Edina, Minnesota 55436
Telephone: 952-351-3000
E-mail address: alliant.corporate@atk.com
Internet address: www.atk.com

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held at Corporate Headquarters at 2:00 p.m. on August 5, 2003.

COMMON STOCK

The common stock of ATK is listed on the New York Stock Exchange under the symbol ATK and in newspaper stock tables under AlliantTech. During fiscal year 2003, approximately 150 million shares were traded. The stock price ranged from a low of $42.80 to a high of $76.93.

TRANSFER AGENT AND REGISTRAR

Shareholder inquiries concerning the transfer of shares, lost certificates, or address changes should be directed to Transfer Agent/Registrar, Mellon Investor Services LLC, 85 Challenger Rd., Ridgefield Park, New Jersey 07660. Telephone: 800-851-9677. Internet address: www.melloninvestor.com.

INVESTOR RELATIONS

Inquiries from shareholders, securities analysts, and others in the professional investment community should be directed to Steve Wold, Director, Investor Relations, ATK, 5050 Lincoln Drive, Edina, Minnesota 55436. Telephone: 952-351-3056. E-mail address: steve_wold@atk.com.

MEDIA RELATIONS

Inquiries from the media should be directed to Bryce Hallowell, Manager, External Communications, ATK, 5050 Lincoln Drive, Edina, Minnesota 55436. Telephone: 952-351-3087. E-mail address: bryce.hallowell@atk.com. ATK news releases are posted on the company's Internet site at www.atk.com.

COMMUNITY INVESTMENT FOUNDATION

In keeping with our commitment to be a positive force where we live and work, ATK invests both financial and human resources in our communities. For information on our giving and volunteerism programs, see "In Our Communities" on our Internet site at www.atk.com.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402

FACILITIES AND OFFICES

Aerospace Group
Huntsville, Alabama
San Diego, California
Rancho Bernardo, California
Vandenberg Air Force Base, California
Kennedy Space Center, Florida
Iuka, Mississippi
Clearfield, Utah
Magna, Utah
Ogden, Utah
Promontory, Utah
Salt Lake City, Utah

Precision Systems Group
Mesa, Arizona
Woodland Hills, California
Clearwater, Florida
Aberdeen Proving Grounds, Maryland
Elkton, Maryland
Edina, Minnesota
Elk River, Minnesota
Plymouth, Minnesota
Socorro, New Mexico
Horsham, Pennsylvania
Rocket Center, West Virginia
Janesville, Wisconsin

Ammunition and Related Products Group
Oroville, California
Lewiston, Idaho
Richmond, Indiana
Anoka, Minnesota
Arden Hills, Minnesota
Independence, Missouri
Radford, Virginia
Onalaska, Wisconsin

Marketing and Sales
Huntsville, Alabama
Tucson, Arizona
Fountain Valley, California
Lancaster, California
Colorado Springs, Colorado
Shalimar, Florida
Rock Island Arsenal, Illinois
Picatinny Arsenal, New Jersey
Dallas, Texas
Arlington, Virginia


ATK
ALLIANT TECHSYSTEMS

5050 Lincoln Drive
Edina, Minnesota
USA 55436